

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2022

Aaron Ravenscroft
President and Chief Executive Officer
MANITOWOC CO INC
11270 West Park Place
Suite 1000
Milwaukee, Wisconsin 53224

> **Re: MANITOWOC CO INC**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed February 22, 2022**
> **File No. 001-11978**

Dear Mr. Ravenscroft:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation